Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30,
	2013	2012

Loss from continuing operations excluding income or loss from equity investments	$(276,438)	$(743,873)
Adjustments:
Fixed charges	203,011	184,684
Distributed income from equity investments	—	1,801
Capitalized interest, net of amortization	(6,583)	(4,674)
Arch Western Resources, LLC dividends on preferred membership interest	—	(3)
Total loss	$(80,010)	$(562,065)
Fixed charges:
Interest expense	$189,851	$153,500
Capitalized interest	8,209	6,528
Arch Western Resources, LLC dividends on preferred membership interest	—	(3)
Costs of debt retirement and write-off of related capitalized financing costs	—	19,042
Portions of rent which represent an interest factor	4,951	5,617
Total fixed charges	$203,011	$184,684
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$203,011	$184,684

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.